EXHIBIT TO ITEM 77D


Touchstone Funds Group Trust
Policies with Respect to Security Investments for Touchstone
Emerging Markets Small Cap Fund



Change to Investment Policy

Current Strategy

The Fund will generally consider qualifying investments to be in companies that are organized under the laws of, or maintain their principal place of business in, an emerging market country; have securities that are principally traded in such countries; or derive at least 50% of revenues or profits from, or have at least 50% of their assets in, such countries.

The Fund's sub-advisor, Copper Rock Capital Partners
LLC ("Copper Rock"), seeks to construct a portfolio that is diversified across sectors and industries.
Copper applies a blend of fundamental and quantitative analyses to generate initial investment ideas. Copper Rock's investment process seeks to add value through bottom-up stock selection and in-depth fundamental research. Copper Rock typically sells or reduces a position when the target price for a stock is attained, there is a change in the company's management team or business objectives, there is deterioration in a company's fundamentals.

Equity securities include common stocks and American
Depositary Receipts ("ADRs"). The Fund generally expects to invest in a portfolio of approximately 80 to 100 issuers.

Previous Strategy

The Fund invests in securities of companies operating in a broad range of industries. AGF invests in businesses that it believes are mispriced by the market and that are expected to generate positive and sustainable earnings growth. AGF believes that these companies should be able to achieve positive economic profits over time. In assessing company valuations, AGF uses the Economic Value-Added ("EVA") approach and considers factors such as cash flow return on investment, franchise value, competitive advantage, and investment profile.

In-depth, proprietary fundamental research conducted globally by AGF's team of portfolio managers and analysts is used to seek emerging market securities with sustainable earnings growth prospects that are not recognized by the market, and are priced at attractive valuations. The Fund generally holds approximately 60 to 90 securities and attempts to broadly diversify its investments among securities and countries by limiting its exposure to a particular company or country. The Fund's weight in any individual country is limited to 20% at the time of purchase. The Fund may attempt to hedge against currency risks associated with its portfolio securities by using forward foreign currency exchange contracts.

AGF generally considers selling a security when it exceeds AGF's fair value estimate, when earnings forecasts do not appear to justify the current price, when there has been or there is an expectation of an adverse change in the company's fundamentals, or when other opportunities appear more attractive.

The Board of Trustees of the Touchtone Funds Group Trust (the "Trust") approved changes in the investment policy of the Touchstone Emerging Markets Small Cap Fund (the "Fund"), a series of the Trust, as summarized below and as set forth in Post-Effective Amendment No. 80 to the Registration Statement as filed with the SEC via EDGAR on April 19, 2016 (Accession No. 0000914243-16-000012) and incorporated by reference herein.